EDGAR CORRESPONDENCE
April18, 2010
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michele Roberts
Re: Davis Variable Account Fund, Inc. Securities Act of 1933, File No. 333- 76407, and Investment Company Act of 1940, File No. 811- 9293.
Dear Ms. Roberts:
You have asked the Davis Variable Account Fund, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments (April 5, 2010) regarding Davis Value Portfolio, Davis Financial Portfolio, and Davis Real Estate Portfolio (each an authorized series of the Registrant) post-effective amendment number 14 filed on Edgar on March 1, 2010. SEC comments are in bold, Registrant’s responses immediately follow.
Registrant wishes to express its appreciation for receiving comments in such a timely manner. We had been concerned about meeting our printing deadlines and are now confident of meeting all deadlines.

Statutory Prospectus:
Each of the following comments apply to all three of the series, Davis Value Portfolio, Davis Financial Portfolio, and Davis Real Estate Portfolio.
(1) Cover page: ticker symbols are listed as “xxxxx”?
The tickers were not available when the post-effective amendment was filed.
The tickers will be included in the follow-up 485(b) filing reflecting SEC comments:
Davis Value Portfolio: QDVPAX
Davis Financial Portfolio: QDFPAX
Davis Real Estate Portfolio: QDRPAX
(2) In the Fees and Expenses table:
(a) Eliminate the sentence indicated below:
OWNERS OF VARIABLE INSURANCE CONTRACTS THAT INVEST IN THE SHARES SHOULD REFER TO THE VARIABLE
INSURANCE CONTRACT PROSPECTUS FOR A DESCRIPTION OF FEES AND EXPENSES, AS THE TABLE AND EXAMPLES DO NOT REFLECT DEDUCTIONS AT THE SEPARATE ACCOUNT LEVEL OR CONTRACT LEVEL ~~FOR ANY CHARGES THAT MAY BE INCURRED UNDER A CONTRACT.~~ INCLUSION OF THESE CHARGES WOULD INCREASE THE FEES AND EXPENSES DESCRIBED BELOW.
Agreed.
(b) Eliminate the second footnote to the table:
(2)	Includes custodian fees, transfer agent fees, audit fees, legal fees, directors’ fees and expenses, reports to shareholders, and various other expenses. Expenses may vary in future years.
Agreed.
(3) In the Example eliminate the sentence indicated below, and replace “and” with “although” where indicated:
The Example assumes that you invest $10,000 in the Davis Value Portfolio for the time periods indicated ~~and then redeem all of your shares at the end of those periods~~. The Example also assumes that your investment has a 5% return each year and the fund’s operating expenses remain the same. This example does not reflect fees associated with the ownership of a variable annuity or variable life insurance contract ~~and~~ Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Agreed.

(4) In Portfolio Turnover eliminate the sentence indicated below:
The Davis Value Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. ~~and may result in higher taxes when fund shares are held in a taxable account.~~ These costs, which are not reflected in annual fund operating expenses or in the example, affect the fund’s performance. During the most recent fiscal year, the fund’s portfolio turnover rate was 20% of the average value of its portfolio.
Agreed.
(5) In Principal Risks: it is not sufficient to simply name each risk, this section must be expanded to include a brief description of each risk.
Agreed. Disclosure has been amended as follows:
Investors in the Davis Value Portfolio should have a long-term perspective and, for example, be able to tolerate potentially sharp declines in value. The principal risks include:
Market Risk: the market value of shares of common stock can change rapidly and unpredictably and have the potential for loss.
Company risk: Equity securities represent ownership positions in companies. Over time, the market value of a common stock should reflect the success or failure of the company issuing the stock.
Financial Services Risk: Investing a significant portion of assets in the financial services sector may cause the fund to be more sensitive to problems affecting financial companies.
Foreign Country Risk: Foreign companies may be subject to greater risk as foreign economies may not be as strong or diversified, foreign political systems may not be as stable, and foreign financial reporting standards may not be as rigorous as they are in the United States.
Small- and Medium-Capitalization Risk: small- and mid-size companies typically have more limited product lines, markets and financial resources than larger companies, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies.
Fees and Expenses risk: The fund may not earn enough through income and capital appreciation to offset the operating expenses of the fund.
Headline risk: We may make such investments when a company becomes the center of controversy after receiving adverse media attention. While we research companies subject to such contingencies, we cannot be correct every time, and the company’s stock may never recover.
Your investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.
(6) In Investment Results:
(a) Eliminate the sentences indicated below:
The following information provides some indication of the risks of investing in Davis Value Portfolio by showing how the fund’s performance has varied over time. The bar chart depicts the change in performance from year to year during the periods indicated, but does not include charges or expenses attributable to any insurance product, which would lower the performance illustrated. ~~The fund does not impose any sales or other charges that would affect total return computations. Total return figures~~

 ~~include the effect of the fund’s expenses.~~ The table compares the average annual returns for the fund for the periods indicated with those of the S&P 500 ® Index. ~~The S&P 500 ® Index is a widely recognized, unmanaged index of equity performance. The index is not actively managed and is not available for direct investment. All figures assume reinvestment of dividends and distributions.~~ Updated information on the fund’s results can be obtained by visiting davisfunds.com or by calling 800/279-0279.
Agreed.
(b) In the year-by-year bar chart, organize the years so that 2009 is furthest to the left and 2000 is furthest to the right.
Agreed.
(c) In the Average Annual Total Return Table, replace performance of Davis Large Cap Value Composite with the performance of Davis Value Portfolio.
Agreed.
(d) Eliminate the footnote to the table:

(1)	The Standard & Poor’s 500 ® Index is a broad-based index of common stocks frequently used as a general measure of U.S. equity market performance. It reflects no deduction for fees or expenses.
Agreed.
(6) In Tax Information add a statement that “Investors should look to the Contract Prospectus for additional tax information.”
Agreed.
(7) In Payments to Broker-Dealers and Other Financial Intermediaries, eliminate the sentences indicated below:
~~An investment in Davis Value Portfolio may only be made through variable insurance contracts and qualified plans.~~ The fund and its distributor or its affiliates may make payments to the insurer and/or its related companies for distribution and/or other services; some of the payments may go to broker-dealers and other financial intermediaries. These payments may create a conflict of interest for an intermediary, or be a factor in the insurer’s decision to include the fund as an underlying investment option in a variable contract. Ask your financial advisor for more information.
Agreed.
(8) Eliminate the section entitled “Performance History.”
Agreed.
(9) Back Cover Page:

(a) In the “From the SEC” paragraph, add the sentence and correct the Zip Code and Phone Number as indicated below:
From the SEC. Additional copies of the registration statement can be reviewed at the SEC’s Public Reference Room, or obtained, for a duplicating fee, by writing the Public Reference Section of the SEC, Washington, DC 20549-~~0102~~ 1520, or by sending an electronic request to <publicinfo@sec.gov>. Reports and other information about the Funds are also available by visiting the SEC website (www.sec.gov). For more information on the operations of the Public Reference Room, call 1-202-~~942-8090~~ 551-8090.
Agreed.
(b) Add a toll free telephone number for investors to call the Davis Variable Account Funds.
Agreed. The following additional disclosure has been added:
•	By Telephone. Call Davis Funds toll-free at 1-800-279-0279, Monday through Friday, 9 a.m. to 6 p.m. Eastern time.
Tandy Representations
Davis Variable Account Fund, Inc. acknowledges that
1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.
Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,
/s/ Thomas Tays
Thomas Tays
Vice President & Secretary